Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2012

Index

1.	Management report	3
1.1.	Selected financial figures	3
1.2.	Financial performance	5
1.3.	Liquidity position and capital resources	9
1.4.	Risks and uncertainties	11
1.5.	Events after the balance sheet date	14

2.	Statement of the Board of Directors	15

3.	Report of the statutory auditor	16

4.	Unaudited condensed consolidated interim financial statements	18
4.1.	Unaudited condensed consolidated interim income statement	18
4.2.	Unaudited condensed consolidated interim statement of comprehensive income	18
4.3.	Unaudited condensed consolidated interim statement of financial position	19
4.4.	Unaudited condensed consolidated interim statement of changes in equity	20
4.5.	Unaudited condensed consolidated interim statement of cash flows	21
4.6.	Notes to the unaudited condensed consolidated interim financial statements	22

5.	Glossary	41

1.	Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world's top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico's leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116 000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2011 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2012.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

RECENT EVENTS

On 29 June 2012, AB InBev and Grupo Modelo, S.A.B. de C.V. announced that they had entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own for 9.15 US dollar per share in cash in a transaction valued at 20.1 billion US dollar. The combination will be completed through a series of steps that will simplify Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it will not own at that time.

The agreement is a natural next step given AB InBev’s existing economic stake of more than 50% in Grupo Modelo and the successful long-term partnership between the two companies. The combined company would lead the global beer industry with roughly 400 million hectoliters of beer volume annually and 2012 estimated revenues of 47 billion US dollar. Its operations would span 24 countries with enhanced opportunities for 150 000 employees across the globe.

AB InBev has fully committed financing for the purchase of Grupo Modelo’s outstanding shares. The company has added 14 billion US dollar of additional bank facilities to existing liquidity through a new facility agreement which provides for an 8 billion US dollar three-year term facility and a 6 billion US dollar term facility with a maximum maturity of two years from the funding date.

In a related transaction announced on 29 June 2012, Grupo Modelo will sell its existing 50% stake in Crown Imports, the joint venture that imports and markets Grupo Modelo’s brands in the U.S., to Constellation Brands for 1.85 billion US dollar, giving Constellation Brands 100% ownership and control. As a result, Grupo Modelo’s brands will continue to be imported, marketed and distributed independently in the U.S. through Crown Imports on similar economic terms it receives today, while AB InBev will ensure the continuity of supply, quality of products and ability to introduce innovations. Crown Imports will continue to manage all aspects of the business, including making marketing, distribution and pricing decisions.

The transaction is subject to regulatory approvals in the U.S., Mexico and other countries and other customary closing conditions. On 20 July 2012, Grupo Modelo held a shareholders’ meeting at which a majority of the shareholders approved amendments to Grupo Modelo’s by-laws and other steps required in connection with the agreement under which AB InBev will acquire the remaining stake in Grupo Modelo. The transaction is expected to close during the first quarter of 2013.

1.1.	Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2012	%	2011	%
Revenue[1]	19 202	100.0	18 955	100.0
Cost of sales	(8 064)	42.0	(8 231)	43.4

Gross profit	11 138	58.0	10 724	56.6
Distribution expenses	(1 906)	9.9	(1 620)	8.6
Sales and marketing expenses	(2 683)	14.0	(2 540)	13.4
Administrative expenses	(1 027)	5.3	(990)	5.2
Other operating income/(expenses)	270	1.4	239	1.3

Normalized profit from operations (Normalized EBIT)	5 792	30.2	5 813	30.7
Non-recurring items	23	0.1	(104)	0.6

Profit from operations (EBIT)	5 815	30.3	5 709	30.1

Depreciation, amortization and impairment	1 354	7.0	1 375	7.3
Normalized EBITDA	7 146	37.2	7 155	37.7
EBITDA	7 169	37.3	7 084	37.4

Normalized profit attributable to equity holders of AB InBev	3 628	18.9	2 758	14.6
Profit attributable to equity holders of AB InBev	3 648	19.0	2 414	12.7

For the six-month period ended 30 June Million US dollar	2012	2011
Operating activities
Profit	4 596	3 386
Interest, taxes and non-cash items included in profit	2 740	3 874

Cash flow from operating activities before changes in working capital and use of provisions	7 336	7 260

Change in working capital	(1 156)	(564)
Pension contributions and use of provisions	(453)	(393)
Interest and taxes (paid)/received	(1 849)	(2 162)
Dividends received	717	402

Cash flow from operating activities	4 595	4 543

Investing activities
Net capex	(1 139)	(1 508)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(1 346)	(261)
Proceeds from the sale of/(investments in) short-term debt securities	(1)	335
Other	(49)	(35)

Cash flow from investing activities	(2 535)	(1 469)

Financing activities
Dividends paid	(3 079)	(2 237)
Net (payments on)/proceeds from borrowings	(315)	(548)
Net proceeds from the issue of share capital	95	128
Other (including net finance cost other than interest)	(214)	(553)

Cash flow from financing activities	(3 513)	(3 210)

Net increase/(decrease) in cash and cash equivalents	(1 453)	(136)

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

1.2.	Financial performance

Both from an accounting and managerial perspective, AB InBev is organized along seven business zones. The Export and Packaging businesses are reported in the Global Export and Holding Companies segment.

The tables below provide a summary of the performance of AB InBev for the six-month period ended 30 June 2012 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2011	Scope[1]	Currency translation	Organic growth	2012	Organic growth %
Volumes (thousand hectoliters)	192 691	647	—	1 518	194 856	0.8%
Revenue	18 955	63	(845)	1 029	19 202	5.4%
Cost of sales	(8 231)	163	273	(269)	(8 064)	(3.4)%
Gross profit	10 724	227	(572)	760	11 138	7.0%
Distribution expenses	(1 620)	(188)	109	(207)	(1 906)	(11.5)%
Sales and marketing expenses	(2 540)	(22)	112	(232)	(2 683)	(9.1)%
Administrative expenses	(990)	(9)	53	(81)	(1 027)	(8.2)%
Other operating income/(expenses)	239	2	(19)	48	270	20.1%
Normalized EBIT	5 813	10	(318)	287	5 792	5.0%
Normalized EBITDA	7 155	23	(378)	347	7 146	4.9%
Normalized EBITDA margin	37.7%				37.2%	(21	)bp

In the first six months of 2012 AB InBev delivered EBITDA growth of 4.9%, while its EBITDA margin decreased 21 bp, reaching 37.2%.

Consolidated volumes increased 0.8%, with own beer volumes increasing 0.4% and non-beer volumes growing 5.3%. Total Focus Brands volumes grew 2.2% led by Budweiser globally, Harbin in China, Antarctica and Brahma in Brazil, the Bud Light Family in the United States and Bud in Russia. Focus brands are those with the greatest growth potential within each relevant consumer segment and to which AB InBev directs the majority of its marketing resources.

Consolidated revenue grew 5.4 % to 19 202m US dollar, with revenue per hectoliter improving 5.3%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), organic revenue growth per hectoliter improved 5.7%.

Consolidated Cost of Sales (CoS) increased 3.4%, or 3.9% per hectoliter. On a constant geographic basis, CoS per hectoliter increased 4.7%.

VOLUMES

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Western Europe. Volumes sold by the Global Export business are shown separately. The pro-rata stake of volumes in Modelo is not included in the reported volumes.

Thousand hectoliters	2011	Scope	Organic growth	2012	Organic growth %
North America	63 462	(515)	(271)	62 676	(0.4)%
Latin America North	55 623	630	2 314	58 567	4.2%
Latin America South	16 294	—	242	16 536	1.5%
Western Europe	15 377	(51)	(953)	14 373	(6.2)%
Central and Eastern Europe	12 639	—	(1 344)	11 295	(10.6)%
Asia Pacific	25 909	645	1 473	28 026	5.7%
Global Export and Holding Companies	3 387	(62)	59	3 383	1.8%

AB InBev Worldwide	192 691	647	1 518	194 856	0.8%

North America total volumes decreased 0.4%. AB InBev’s shipment volumes in the United States declined 0.7%, as a result of planned adjustments to the company’s shipping patterns in order to ensure a smoother and more cost efficient phasing of deliveries to the company’s wholesalers. However, selling-day adjusted sales-to-retailers (STRs) continued to make good progress, increasing by 0.2% in the first six months of 2012. The company estimates that its market share trends continued to improve, declining by 25 bp, with significant improvements in the premium-plus and flavored malt beverage category following the roll-out of Bud Light Platinum and Bud Light Lime Lime-A-Rita. The company estimates it gained market share with the Bud Light Family, Michelob Ultra and its high-end brands. These gains were offset by share losses in the company’s premium regular and value brands.

In Canada, beer volumes increased by 1.6%, driven by a partial recovery from the economic slowdown of last year. The company estimates that its market share was marginally below the previous year.

Latin America North volumes grew 4.2%, with beer volume growth of 3.5% and soft drinks up 6.0%. In Brazil, beer volumes grew by 3.4% benefiting from a strong Carnival execution, the positive effect of higher consumer disposable income in 2012, helped by the 7.5% real increase in the minimum wage, growth in the on-trade, and the continued roll-out of package innovations. Budweiser, which was launched nine months ago, continued to perform well as national distribution was increased. Stella Artois is also growing quickly with over 60% volume growth. The company estimates that its market share increased by 30 bps in the first six months of 2012, compared to the first six months of 2011.

[1]	See Glossary.

Latin America South total volumes increased 1.5%, with beer and non-beer volumes growing 1.0% and 2.3%, respectively. In Argentina beer volumes grew 1.9% driven by a strong first quarter industry performance and strong market campaigns. The company estimates that it gained market share with a solid performance of Quilmes and Stella Artois.

Western Europe own beer volumes declined 4.9%, while total volumes declined 6.2%. Own beer volumes in Belgium declined 7.0% driven by a weak industry performance due to extremely unfavorable weather compared to the exceptionally warm spring in the previous year, as well as limited market share loss due to competitive activity in the off-trade channel. In Germany, own beer volumes fell 2.4%, while the company’s market share grew versus the previous year despite a competitive pricing environment. The company estimates that its Focus Brands, Beck’s and Hasseröder, continued to do well, gaining market share, driven by product and package innovation. In the United Kingdom, own beer volumes excluding cider declined 9.9%, as a consequence of unfavorable weather and market share loss. Market share was negatively impacted by competitive activity in the off-trade and package mix, with consumers moving from bottles to multi-pack cans at lower price points, as well as the timing of shipments associated with the company’s price increase. The mix change impacted Stella Artois and Beck’s, in particular, which hold strong positions in premium bottled lager. The company estimates that Budweiser delivered a solid performance and gained market share.

Central and Eastern Europe volumes decreased 10.6%. In Russia, beer volumes fell 9.5%, on the back of a soft industry with high regulatory pressure. The company estimates that industry weaknesses accounts for approximately 60% of the total volume decline, with the balance due to market share. The loss in share has been driven by the implementation of tax-related and other selective price increases at the start of the year and competitor promotional activities in key account channels. The company estimates it continued to gain market share in the premium, led by Bud and Stella Artois. In Ukraine, beer volumes declined 12.2% due to a weak industry, which the company estimates declined by 6% in the first six months of 2012, and the implementation of price increases ahead of competition.

Asia Pacific volumes remained solid, growing 5.7%. In China, beer volumes grew 5.9%. Focus Brands continued to grow well ahead of the rest of the company’s portfolio in China, growing by 12.4% in the first six months of 2012. The company estimates that it gained market share in the first five months of 2012.

OPERATING ACTIVITIES BY ZONE

The tables below provide a summary of the performance of each geographical zone, for the six-month period ended 30 June 2012 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2011	Scope	Currency translation	Organic growth	2012	Organic growth %
Volumes	192 691	647	—	1 518	194 856	0.8%
Revenue	18 955	63	(845)	1 029	19 202	5.4%
Cost of sales	(8 231)	163	273	(269)	(8 064)	(3.4)%
Gross profit	10 724	227	(572)	760	11 138	7.0%
Distribution expenses	(1 620)	(188)	109	(207)	(1 906)	(11.5)%
Sales and marketing expenses	(2 540)	(22)	112	(232)	(2 683)	(9.1)%
Administrative expenses	(990)	(9)	53	(81)	(1 027)	(8.2)%
Other operating income/(expenses)	239	2	(19)	48	270	20.1%
Normalized EBIT	5 813	10	(318)	287	5 792	5.0%
Normalized EBITDA	7 155	23	(378)	347	7 146	4.9%
Normalized EBITDA margin	37.7%				37.2%	(21	) bp

NORTH AMERICA	2011	Scope	Currency translation	Organic growth	2012	Organic growth %
Volumes	63 462	(515)	—	(271)	62 676	(0.4)%
Revenue	7 706	(29)	(28)	305	7 953	4.0%
Cost of sales	(3 419)	211	6	(74)	(3 276)	(2.3)%
Gross profit	4 287	182	(22)	231	4 677	5.2%
Distribution expenses	(399)	(185)	5	(84)	(663)	(14.5)%
Sales and marketing expenses	(834)	(2)	4	(65)	(897)	(7.8)%
Administrative expenses	(268)	(1)	1	29	(239)	10.8%
Other operating income/(expenses)	19	—	—	10	29	54.2%
Normalized EBIT	2 805	(6)	(11)	121	2 907	4.3%
Normalized EBITDA	3 233	(6)	(12)	98	3 313	3.0%
Normalized EBITDA margin	42.0%				41.7%	(38	) bp

LATIN AMERICA NORTH	2011	Scope	Currency translation	Organic growth	2012	Organic growth %
Volumes	55 623	630	—	2 314	58 567	4.2%
Revenue	5 343	88	(614)	482	5 299	9.0%
Cost of sales	(1 795)	(45)	193	(98)	(1 745)	(5.5)%
Gross profit	3 548	43	(421)	384	3 554	10.8%
Distribution expenses	(636)	(1)	77	(109)	(669)	(17.2)%
Sales and marketing expenses	(635)	(17)	72	(73)	(653)	(11.5)%
Administrative expenses	(239)	(7)	30	(47)	(264)	(19.5)%
Other operating income/(expenses)	181	1	(21)	10	172	5.3%
Normalized EBIT	2 219	20	(263)	164	2 140	7.4%
Normalized EBITDA	2 556	28	(303)	219	2 500	8.6%
Normalized EBITDA margin	47.8%				47.2%	(20	) bp

LATIN AMERICA SOUTH	2011	Scope	Currency translation	Organic growth	2012	Organic growth %
Volumes	16 294	—	—	242	16 536	1.5%
Revenue	1 215	—	(81)	243	1 377	20.0%
Cost of sales	(476)	—	33	(92)	(534)	(19.3)%
Gross profit	739	—	(47)	151	843	20.5%
Distribution expenses	(104)	—	9	(29)	(124)	(27.6)%
Sales and marketing expenses	(131)	—	9	(25)	(147)	(19.1)%
Administrative expenses	(39)	—	2	(7)	(44)	(17.3)%
Other operating income/(expenses)	(4)	—	1	(3)	(7)	(78.3)%
Normalized EBIT	461	—	(27)	88	521	19.0%
Normalized EBITDA	545	—	(32)	92	605	16.9%
Normalized EBITDA margin	44.9%				43.9%	(116	) bp

WESTERN EUROPE	2011	Scope	Currency translation	Organic growth	2012	Organic growth %
Volumes	15 377	(51)	—	(953)	14 373	(6.2)%
Revenue	1 996	(6)	(118)	(109)	1 763	(5.5)%
Cost of sales	(854)	2	47	44	(760)	5.1%
Gross profit	1 142	(3)	(71)	(65)	1 003	(5.7)%
Distribution expenses	(213)	1	13	12	(187)	5.4%
Sales and marketing expenses	(386)	—	22	27	(337)	6.9%
Administrative expenses	(151)	—	11	9	(131)	5.8%
Other operating income/(expenses)	12	—	—	(6)	6	(49.7)%
Normalized EBIT	404	(3)	(24)	(24)	354	(5.9)%
Normalized EBITDA	588	(3)	(35)	(27)	523	(4.7)%
Normalized EBITDA margin	29.5%				29.7%	24	bp

CENTRAL AND EASTERN EUROPE	2011	Scope	Currency translation	Organic growth	2012	Organic growth %
Volumes	12 639	—	—	(1 344)	11 295	(10.6)%
Revenue	843	—	(41)	24	826	2.9%
Cost of sales	(471)	—	21	(5)	(455)	(1.1)%
Gross profit	372	—	(20)	19	371	5.1%
Distribution expenses	(116)	—	5	12	(98)	10.5%
Sales and marketing expenses	(206)	—	12	(14)	(208)	(7.0)%
Administrative expenses	(50)	—	3	(4)	(51)	(8.1)%
Other operating income/(expenses)	—	—	—	2	2	—
Normalized EBIT	—	—	—	15	15	—
Normalized EBITDA	99	—	(4)	19	114	19.5%
Normalized EBITDA margin	11.7%				13.8%	190	bp

ASIA PACIFIC	2011	Scope	Currency translation	Organic growth	2012	Organic growth %
Volumes	25 909	645	—	1 473	28 026	5.7%
Revenue	1 067	19	43	177	1 306	16.6%
Cost of sales	(609)	(15)	(24)	(102)	(750)	(16.7)%
Gross profit	458	3	19	75	556	16.4%
Distribution expenses	(84)	(3)	(4)	(20)	(110)	(24.0)%
Sales and marketing expenses	(256)	(3)	(11)	(66)	(337)	(25.6)%
Administrative expenses	(97)	(2)	(4)	(19)	(122)	(19.2)%
Other operating income/(expenses)	9	1	2	36	47	376.3%
Normalized EBIT	30	(4)	2	6	35	20.8%
Normalized EBITDA	151	—	7	29	188	19.3%
Normalized EBITDA margin	14.2%				14.4%	33	bp

GLOBAL EXPORT AND HOLDING COMPANIES	2011	Scope	Currency translation	Organic growth	2012	Organic growth %
Volumes	3 387	(62)	—	59	3 383	1.8%
Revenue	786	(9)	(6)	(94)	677	(12.1)%
Cost of sales	(608)	11	(5)	58	(544)	9.8%
Gross profit	179	2	(11)	(36)	134	(19.8)%
Distribution expenses	(69)	—	3	11	(55)	16.4%
Sales and marketing expenses	(92)	1	4	(16)	(103)	(17.4)%
Administrative expenses	(145)	—	10	(42)	(177)	(29.0)%
Other operating income/(expenses)	22	—	(1)	—	21	(1.1)%
Normalized EBIT	(105)	3	5	(82)	(180)	(80.4)%
Normalized EBITDA	(17)	3	2	(83)	(96)	—

REVENUE

Consolidated revenue grew 5.4% to 19 202m US dollar, with revenue per hectoliter improving 5.3%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter) revenue growth per hectoliter grew 5.7%, supported by mix improvements and revenue management initiatives.

COST OF SALES

Cost of Sales (CoS) increased 3.4% and 3.9% per hectoliter. On a constant geographic basis, CoS per hectoliter increased 4.7%, primarily driven by higher commodity costs in most zones, higher labor costs in Latin America South, and brand mix in North America and China.

OPERATING EXPENSES

Total operating expenses increased 9.3% in the first six months of 2012:

•

Distribution expenses increased 11.5% in 2012 driven by (i) the roll-out of the company’s innovations and additional wholesalers joining the managed freight program in the United States, (ii) higher transportation costs and additional direct distribution operations in both the United States and Brazil and (iii) higher labor and transportation costs in Argentina.

•	Sales and marketing expenses increased 9.1% in 2012, with higher investments behind AB InBev’s brands and innovations in most zones.

•	Administrative expenses increased by 8.2%, partly driven by the timing of certain expenses and provisions between quarters.

•	Other operating income was 270m US dollar in 2012 compared to 239m US dollar in 2011.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA decreased 0.1% in nominal terms and increased 4.9% organically to 7 146m US dollar, with an EBITDA margin of 37.2%, an organic decline of 21 bp.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2012	2011
Profit attributable to equity holders of AB InBev		3 648	2 414
Non-controlling interest		948	972
Profit		4 596	3 386
Income tax expense	9	750	796
Share of result of associates	13	(328)	(262)
Non-recurring net finance cost	8	1	363
Net finance cost	8	796	1 426
Non-recurring items above EBIT (including non-recurring impairment)	7	(23)	104
Normalized EBIT		5 792	5 813
Depreciation, amortization and impairment		1 354	1 342
Normalized EBITDA		7 146	7 155

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 7 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the six-month periods ended 30 June 2012 and 30 June 2011:

	2012	2011
US dollar	39.8%	39.2%
Brazilian real	26.3%	27.4%
Euro	7.2%	8.2%
Chinese yuan	6.7%	5.5%
Canadian dollar	5.2%	5.4%
Argentinean peso	4.7%	3.9%
Russian ruble	3.0%	3.2%
Other	7.1%	7.2%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the periods ended 30 June 2012 and 30 June 2011:

	2012	2011
US dollar	41.3%	40.6%
Brazilian real	35.0%	36.0%
Canadian dollar	5.5%	5.6%
Argentinean peso	5.0%	4.1%
Euro	4.7%	6.0%
Chinese yuan	2.6%	2.1%
Russian ruble	0.8%	0.7%
Other	5.1%	4.9%

PROFIT

Normalized profit attributable to equity holders of AB InBev was 3 628m US dollar (normalized EPS 2.27 US dollar) in the first six months of 2012, compared to 2 758m US dollar (normalized EPS 1.73 US dollar) in the first six months of 2011 (see Note 15 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for the first six months of 2012 was 3 648m US dollar, compared to 2 414m US dollar for the first six months of 2011 and includes the following impacts:

•

Net finance costs (excluding non-recurring net finance costs): 796m US dollar in the first half of 2012 compares to 1 426m US dollar in the first half of 2011. Net interest expenses decreased from 1 276m US dollar in the first six months of 2011 to 883m US dollar in the first six months of 2012 mainly due to reduced net debt levels and the lower coupon resulting from the debt refinancing and repayments which occurred in 2011. Other financial results of 196m US dollar in 2012 includes gains from derivatives related to the hedging of the company’s share-based payment programs, partially offset by costs of currency hedges, as well as the payment of bank fees and taxes in the normal course of business. For the first half of 2012, there was an additional non-cash accretion expense of approximately 20m US dollar. This represents the IFRS accounting treatment for the put option associated with the company’s investment in Cervecería Nacional Dominicana S.A. (CND) in Dominican Republic, following the closing of the transaction in May 2012. This expense will be approximately 30m US dollar in a full quarter;

•

Non-recurring net finance costs: In light of the announced acquisition of the remaining stake in Grupo Modelo, AB InBev recognized a non-recurring expense of 1m US dollar in the first six months of 2012 related to commitment fees for the 2012 Facilities agreement. Such commitment fees accrue and are payable periodically on the aggregate undrawn but available funds under these facilities;

•	Share of result of associates: 328m US dollar in the first six months of 2012 compared to 262m US dollar in the first six months of 2011, attributed mainly to the result of Grupo Modelo in Mexico;

•

Income tax expense: 750m US dollar with an effective tax rate of 14.9% for the first six months of 2012 compares with 796m US dollar with an effective tax rate of 20.3% in the first six months of 2011. The decrease in the effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcomes of tax claims amounting to 136m US dollar. Excluding the effect of non-recurring items, the normalized effective tax rate was 14.9% in 2012 versus 20.9% in 2011;

•

Profit attributable to non-controlling interest: 948m US dollar in the first six months of 2012, a decrease from 972m US dollar in the first six months of 2011, mainly due to the depreciation of the Brazilian real to the US dollar.

1.3.	Liquidity position and capital resources

CASH FLOWS

For the six-month period ended 30 June Million US dollar	2012	2011
Cash flow from operating activities	4 595	4 543
Cash flow from investing activities	(2 535)	(1 469)
Cash flow from financing activities	(3 513)	(3 210)

Net increase/(decrease) in cash and cash equivalents	(1 453)	(136)

Cash flows from operating activities

For the six-month period ended 30 June Million US dollar	2012	2011
Profit	4 596	3 386
Interest, taxes and non-cash items included in profit	2 740	3 874

Cash flow from operating activities before changes in working capital and use of provisions	7 336	7 260

Change in working capital	(1 156)	(564)
Pension contributions and use of provisions	(453)	(393)
Interest and taxes (paid)/received	(1 849)	(2 162)
Dividends received	717	402

Cash flow from operating activities	4 595	4 543

AB InBev’s cash flow from operating activities reached 4 595m US dollar in the first half of 2012 compared to 4 543m US dollar in the first half of 2011. The increase mainly results from higher profit generated in the first half of 2012.

Changes in working capital in the first half of 2011 and 2012 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the first half of 2012 are further impacted by the payments related to capital expenditure projects from last year, which had on average longer payment terms and a reduction in payables resulting from different timings of capital expenditures between quarters in 2012 compared to 2011.

Cash flow from investing activities

For the six-month period ended 30 June Million US dollar	2012	2011
Net capex	(1 139)	(1 508)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(1 346)	(261)
Proceeds from the sale of/(investments in) short-term debt securities	(1)	335
Other	(49)	(35)

Cash flow from investing activities	(2 535)	(1 469)

Net cash used in investing activities was 2 535m US dollar in the first half of 2012 as compared to 1 469m US dollar in the first half of 2011. The increase is mainly explained by the acquisition of Cervecería Nacional Dominicana S.A. in Dominican Republic in May 2012 - see also Note 6 Acquisitions and disposals of subsidiaries.

AB InBev’s net capital expenditures amounted to 1 139m US dollar in the first half of 2012 and 1 508m US dollar the first half of 2011. The decrease in capital expenditure is the result of a different timing of the company’s investments in 2012 compared to 2011. Out of the total capital expenditures of 2012 approximately 50% was used to improve the company’s production facilities while 43% was used for logistics and commercial investments. Approximately 7% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

For the six-month period ended 30 June Million US dollar	2012	2011
Dividends paid	(3 079)	(2 237)
Net (payments on)/proceeds from borrowings	(315)	(548)
Net proceeds from the issue of share capital	95	128
Other (including net finance cost other than interest)	(214)	(553)

Cash flow from financing activities	(3 513)	(3 210)

The cash outflow from AB InBev’s financing activities amounted to 3 513m US dollar in the first half of 2012, as compared to a cash outflow of 3 210m US dollar in the first half of 2011. The first half of 2012 cash flow from financing activities reflects higher dividend pay outs as compared to 2011.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2012 amounted to 3 793m US dollar. As of 30 June 2012, the company had total liquidity of 25 533m US dollar, which consisted of 7 327m US dollar available under committed long-term credit facilities, 14 000m US dollar of additional facilities arranged to finance the acquisition of shares in Grupo Modelo, which remain fully undrawn, 413m US dollar under short-term credit facilities and 3 793m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt increased to 35 694m US dollar as at 30 June 2012, from 34 688m US dollar as at 31 December 2011.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and Ambev (3 079m US dollar), the payment of interests and taxes (1 849m US dollar), the payment associated with the strategic alliance with Cerveria Nacional Dominicana S.A. (1 262m US dollar) and the impact of changes in foreign exchange rates (232m US dollar decrease of net debt).

Net debt to normalized EBITDA decreased from 2.26x for the 12-month period ending 31 December 2011 to 2.24x before M&A activity, and increased to 2.33x on a reported basis for the 12-month period ending 30 June 2012 (July 2011 - June 2012). This increase was mainly due to the seasonality of the company’s cash flows, driven by the timing of the dividend payment, as well as M&A activity.

Consolidated equity attributable to equity holders of AB InBev as at 30 June 2012 was 37 692m US dollar, compared to 37 492m US dollar as at 31 December 2011. The combined effect of the strengthening of mainly the closing rates of the pound sterling and the Mexican peso and the weakening of mainly the closing rates of the Argentinean peso, the Brazilian real, the Canadian dollar, the Chinese yuan, the euro, the Russian ruble and the Ukrainian hryvnia, resulted in a foreign exchange translation adjustment of (84)m US dollar. For further details on equity movements can be found in the unaudited condensed consolidated interim statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 16 Interest-bearing loans and borrowings and Note 18 Risks arising from financial instruments.

1.4.	Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used or the introduction of similar restrictions may constraint AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers for a range of raw materials for beer and soft drinks, and for packaging material. The termination of or material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, investments in companies in which AB InBev does not own a controlling interest and AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition in its various markets and increased purchasing power of players in AB InBev’s distribution channels, could cause AB InBev to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent AB InBev from increasing prices to recover higher cost and thereby cause AB InBev to reduce margins or lose market share. Any dilution of AB InBev’s brands as a result of competitive trends could also lead to a significant erosion of AB InBev’s profitability. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond quicker to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties. Also, public concern about beer and soft drink consumption (e.g. concerns over alcoholism, under age drinking or obesity) and any resulting restrictions may cause the social acceptability of beer and soft drink to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries.

In recent years, there has been an increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result health care concerns related to the harmful use of alcohol (including drunk driving, binge drinking and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft-drinks. Negative publicity regarding AB InBev’s products and brands or publication of studies indicating a significant risk in using AB InBev’s products generally or changes in consumer perceptions in relation to AB InBev’s products could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition.

Demand for AB InBev’s products may be adversely affected by changes in consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways. Failure by AB InBev to anticipate or respond adequately to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact AB InBev’s business, results of operations and financial condition.

The beer and beverage industry may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Furthermore, AB InBev may be subject to increased taxation by national, local or foreign authorities or higher corporate income tax rates or to new or modified taxation regulations and requirements. An increase in beer excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in emerging European, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement as well as financial risks, which include risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Such emerging market risks could adversely impact AB InBev’s business, results of operations and financial condition.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may, despite of it having certain product liability insurance policies in place, be subject to product recalls or other liabilities, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and it faces financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness in connection with the Anheuser-Busch acquisition. AB InBev financed the Anheuser-Busch acquisition in part with fully committed credit facilities. Although AB InBev refinanced the debt incurred under the 2008 senior acquisition facilities, AB InBev will still have an increased level of debt after the acquisition, which could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including recent significant price volatility and liquidity disruptions in the global credit markets, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev reduced the amount of dividends it paid in the first years after the closing of the Anheuser-Busch acquisition, and may continue to restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes. Also, there can be no assurance that the policies in place to manage commodity price and foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. In particular concerns regarding the eurozone sovereign debt crisis may result in increased volatility of euro exchange rates and make it more difficult for AB InBev to successfully hedge the effects of the euro foreign exchange exposure. Further, financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay the substantially increased debt resulting from the Anheuser-Busch acquisition or its ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals.

AB InBev may not be able to successfully carry out further acquisitions and business integrations or restructuring. AB InBev cannot make further acquisitions unless it can identify suitable candidates and agree on terms with them. Such transactions involve a number of risks and may involve the assumption of certain liabilities, which may have a potential impact on AB InBev’s financial risk profile. Further, the price AB InBev may pay in any future acquisition may prove to be too high as a result of various factors.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of its activities in Cuba based on Cuba’s identification as a state sponsor of terrorism and target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdown, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev increasingly relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to minimize potential technology disruptions, such disruptions could disrupt AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

AB InBev’s insurance coverage may not be sufficient. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic financial crisis, such as for example recent concerns regarding the eurozone sovereign debt crisis, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and ADSs.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 19 Contingencies of the unaudited condensed consolidated interim financial statements.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 28 of the 2011 consolidated financial statements and Note 18 of the 2012 unaudited condensed consolidated interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

1.5.	Events after the balance sheet date

Please refer to Note 21 Events after the balance sheet date of the unaudited condensed consolidated interim financial statements.

2.	Statement of the Board of Directors

The Board of Directors of Anheuser-Busch InBev NV/SA certifies, on behalf and for the account of the company, that, to the best of their knowledge, (a) the condensed consolidated interim financial statements which have been prepared in accordance with the International Financial Reporting Standard on interim financial statements (IAS 34), as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the interim management report includes a fair overview of the information required under Article 13, §§ 5 and 6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

3.	Report of the statutory auditor

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF ANHEUSER-BUSCH INBEV NV/SA ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2012

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries as of 30 June 2012 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, as well as the explanatory notes. The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with both International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing or with the standards of the Public Company Accounting Oversight Board (United States) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

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T: +32(0)2 710 4211, F: +32(0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB / RBS BE89 7205 4043 3185 - BIC ABNABEBR

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with lAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.

Sint-Stevens-Woluwe, 30 July 2012

Statutory auditor

PwC Bedrijfsrevisoren BCVBA

Represented by

/s/ Yves Vandenplas
Bedrijfsrevisor / Réviseur d’Entreprise

4.	Unaudited condensed consolidated interim financial statements

4.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2012	2011
Revenue		19 202	18 955
Cost of sales		(8 064)	(8 231)

Gross profit		11 138	10 724

Distribution expenses		(1 906)	(1 620)
Sales and marketing expenses		(2 683)	(2 540)
Administrative expenses		(1 027)	(990)
Other operating income/(expenses)		270	239

Profit from operations before non-recurring items		5 792	5 813

Restructuring (including impairment losses)	7	(7)	(156)
Business and asset disposal (including impairment losses)	7	39	55
Acquisition costs business combinations	7	(9)	(3)

Profit from operations		5 815	5 709

Finance cost	8	(1 224)	(1 638)
Finance income	8	428	212
Non-recurring net finance cost	8	(1)	(363)

Net finance cost		(797)	(1 789)

Share of result of associates	13	328	262

Profit before tax		5 346	4 182

Income tax expense	9	(750)	(796)

Profit		4 596	3 386

Attributable to:
Equity holders of AB InBev		3 648	2 414
Non-controlling interest		948	972

Basic earnings per share	15	2.28	1.51
Diluted earnings per share	15	2.25	1.50

Basic earnings per share before non-recurring items[1]	15	2.27	1.73
Diluted earnings per share before non-recurring items[1]	15	2.23	1.71

4.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2012	2011[2]
Profit	4 596	3 386

Other comprehensive income:
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	(189)	(43)
Effective portion of changes in fair value of net investment hedges	(276)	294
Cash flow hedges
Recognized in equity	8	50
Removed from equity and included in profit or loss	(108)	86
Removed from equity and included in the initial cost of inventories and investments	(24)	(1)
Actuarial gains/(losses)	(24)	(34)
Share of other comprehensive results of associates	281	364

Other comprehensive income, net of tax	(332)	716

Total comprehensive income	4 264	4 102

Attributable to:
Equity holders of AB InBev	3 412	3 089
Non-controlling interest	852	1 013

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Basic earnings per share and diluted earnings per share before non-recurring items are not defined metrics in IFRS. Refer to Note 15 Changes in equity and earnings per share for more details.
[2]	Reclassified to conform to the 2012 presentation.

4.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2012	31 December 2011
ASSETS
Non-current assets
Property, plant and equipment	10	15 858	16 022
Goodwill	11	51 596	51 302
Intangible assets	12	24 214	23 818
Investments in associates	13	6 597	6 696
Investment securities		255	244
Deferred tax assets		905	673
Employee benefits		11	10
Trade and other receivables		1 570	1 339

		101 006	100 104

Current assets
Investment securities	14	120	103
Inventories		2 626	2 466
Income tax receivable		123	312
Trade and other receivables		4 312	4 121
Cash and cash equivalents	14	3 673	5 320
Assets held for sale		3	1

		10 857	12 323

Total assets		111 863	112 427

EQUITY AND LIABILITIES
Equity
Issued capital	15	1 734	1 734
Share premium		17 563	17 557
Reserves		268	381
Retained earnings		18 127	17 820

Equity attributable to equity holders of AB InBev		37 692	37 492

Non-controlling interest		4 030	3 552

		41 722	41 044

Non-current liabilities
Interest-bearing loans and borrowings	16	32 273	34 598
Employee benefits		3 177	3 440
Deferred tax liabilities		11 090	11 279
Trade and other payables		2 431	1 548
Provisions		731	874

		49 702	51 739

Current liabilities
Bank overdrafts	14	—	8
Interest-bearing loans and borrowings	16	7 570	5 559
Income tax payable		797	499
Trade and other payables		11 891	13 337
Provisions		181	241

		20 439	19 644

Total equity and liabilities		111 863	112 427

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev[1]									Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total
As per 1 January 2011	1 733	17 535	(1 233)	379	4 182	(306)	(687)	13 656	35 259	3 540	38 799
Profit	—	—	—	—	—	—	—	2 414	2 414	972	3 386
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	165	—	—	—	165	86	251
Cash flow hedges	—	—	—	—	—	172	—	—	172	(37)	135
Actuarial gains/(losses)	—	—	—	—	—	—	(26)	—	(26)	(8)	(34)
Share of other comprehensive results of associates	—	—	—	—	364	—	—	—	364	—	364
Total comprehensive income	—	—	—	—	529	172	(26)	2 414	3 089	1 013	4 102
Shares issued	—	11	—	—	—	—	—	—	11	—	11
Dividends	—	—	—	—	—	—	—	(1 686)	(1 686)	(702)	(2 388)
Treasury shares	—	—	19	—	—	—	—	—	19	(3)	16
Share-based payments	—	—	—	66	—	—	—	—	66	6	72
Scope and other changes	—	—	—	—	—	—	—	(4)	(4)	44	40

As per 30 June 2011	1 733	17 546	(1 214)	445	4 711	(134)	(713)	14 380	36 754	3 898	40 652

	Attributable to equity holders of AB InBev									Non-controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Retained earnings	Total
As per 1 January 2012	1 734	17 557	(1 137)	536	2 418	(188)	(1 248)	17 820	37 492	3 552	41 044
Profit	—	—	—	—	—	—	—	3 648	3 648	948	4 596
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(365)	—	—	—	(365)	(100)	(465)
Cash flow hedges	—	—	—	—	—	(138)	—	—	(138)	14	(124)
Actuarial gains/(losses)	—	—	—	—	—	—	(14)	—	(14)	(10)	(24)
Share of other comprehensive results of associates	—	—	—	—	281	—	—	—	281	—	281
Total comprehensive income	—	—	—	—	(84)	(138)	(14)	3 648	3 412	852	4 264
Shares issued	—	6	—	—	—	—	—	—	6	—	6
Dividends	—	—	—	—	—	—	—	(2 705)	(2 705)	(426)	(3 131)
Treasury shares	—	—	56	—	—	—	—	—	56	(3)	53
Share-based payments	—	—	—	67	—	—	—	—	67	6	73
Scope and other changes	—	—	—	—	—	—	—	(636)	(636)	49	(587)

As per 30 June 2012	1 734	17 563	(1 081)	603	2 334	(326)	(1 262)	18 127	37 692	4 030	41 722

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Reclassified to conform to the 2012 presentation.

4.5.	Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2012	2011
OPERATING ACTIVITIES
Profit		4 596	3 386
Depreciation, amortization and impairment		1 354	1 375
Impairment losses on receivables, inventories and other assets		49	14
Additions/(reversals) in provisions and employee benefits		98	211
Net finance cost	8	797	1 789
Loss/(gain) on sale of property, plant and equipment and intangible assets		(42)	(12)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		2	—
Equity-settled share-based payment expense	17	98	98
Income tax expense	9	750	796
Other non-cash items included in the profit		(38)	(135)
Share of result of associates	13	(328)	(262)

Cash flow from operating activities before changes in working capital and use of provisions		7 336	7 260

Decrease/(increase) in trade and other receivables		(114)	(164)
Decrease/(increase) in inventories		(227)	(220)
Increase/(decrease) in trade and other payables		(815)	(180)
Pension contributions and use of provisions		(453)	(393)

Cash generated from operations		5 727	6 303

Interest paid		(1 047)	(1 495)
Interest received		80	97
Dividends received		717	402
Income tax paid		(882)	(764)

CASH FLOW FROM OPERATING ACTIVITIES		4 595	4 543

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		71	37
Acquisition of subsidiaries, net of cash acquired	6	(1 346)	(261)
Purchase of non-controlling interest	15	(25)	(5)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 210)	(1 545)
Net proceeds from sale/(acquisition) of investment in short-term debt securities		(1)	335
Net proceeds from sale/(acquisition) of other assets[1]		(34)	(33)
Net repayments/(payments) of loans granted		10	3

CASH FLOW FROM INVESTING ACTIVITIES		(2 535)	(1 469)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	15	95	128
Proceeds from borrowings		6 377	9 578
Payments on borrowings		(6 692)	(10 126)
Cash net finance costs other than interests		(214)	(553)
Dividends paid		(3 079)	(2 237)

CASH FLOW FROM FINANCING ACTIVITIES		(3 513)	(3 210)

Net increase/(decrease) in cash and cash equivalents		(1 453)	(136)

Cash and cash equivalents less bank overdrafts at beginning of year		5 312	4 497
Effect of exchange rate fluctuations		(186)	68

Cash and cash equivalents less bank overdrafts at end of period	14	3 673	4 429

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Reclassified to conform to the 2012 presentation.

4.6.	Notes to the unaudited condensed consolidated interim financial statements

Corporate information	23

Statement of compliance	23

Summary of significant accounting policies	23

Use of estimates and judgments	25

Segment reporting	26

Acquisitions and disposals of subsidiaries	27

Non-recurring items	28

Finance cost and income	29

Income taxes	30

Property, plant and equipment	31

Goodwill	31

Intangible assets	32

Investment in associates	32

Cash and cash equivalents and investments in short-term debt securities	33

Changes in equity and earnings per share	33

Interest-bearing loans and borrowings	34

Share-based payments	36

Risks arising from financial instruments	36

Contingencies	38

Related parties	40

Events after the balance sheet date	40

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116 000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World.

The unaudited condensed consolidated interim financial statements of the company for the period ended 30 June 2012 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2012 and for the six months ended 30 June 2012 and 30 June 2011 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 30 July 2012.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2011. AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2012.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2011, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2012, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at year-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2011 and 2012.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing Rate			Average Rate
1 US dollar equals:	30 June 2012	31 December 2011	30 June 2011	30 June 2012	30 June 2011
Argentinean peso	4.525301	4.303188	4.111001	4.366299	4.030385
Brazilian real	2.021297	1.875798	1.561099	1.832082	1.632683
Canadian dollar	1.022319	1.021330	0.965267	1.001995	0.974538
Chinese yuan	6.355112	6.305587	6.463436	6.310920	6.540238
Euro	0.794281	0.772857	0.691898	0.765338	0.706712
Pound sterling	0.640825	0.645567	0.624472	0.631830	0.616992
Russian ruble	32.817460	32.195667	28.075718	30.404338	28.464314
Ukrainian hryvnia	7.992523	7.989837	7.972277	7.989581	7.936214

(C)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the six-month period ended 30 June 2012, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

Standards related to the consolidation of the financial statements:

•	IFRS 10 Consolidated Financial Statements, which replaces IAS 27 and SIC-12;

•	IFRS 11 Joint Arrangements;

•	IFRS 12 Disclosure of Interests in Other Entities;

•	IAS 27 (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements;

•	IAS 28 (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

Other Standards:

•	IFRS 9 Financial Instruments;

•	IFRS 13 Fair Value Measurement;

•	IAS 19 Revised Employee Benefits.

IFRS 9 becomes mandatory for AB InBev’s 2015 consolidated financial statements. The other standards become mandatory for AB InBev’s 2013 consolidated financial statements. The company is currently assessing the impacts of IAS 19 Revised Employee Benefits on its consolidated financial statements. For the other standards mentioned above, it is anticipated that their application will not have a material impact on AB InBev’s consolidated financial statements in the period of initial application.

OTHER STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS

A number of other amendments to standards are effective for annual periods beginning after 1 January 2012, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2011.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

All figures in the table below are stated in million US dollar, except volume (million hls). The information presented is for the six-month period ended 30 June, except for Statement of financial position comparatives at 31 December 2011.

	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Volume	63	64	59	56	17	16	14	15	11	13	28	26	3	3	195	193

Revenue	7 953	7 706	5 299	5 343	1 377	1 215	1 763	1 996	826	843	1 306	1 067	677	786	19 202	18 955

Cost of sales	(3 276)	(3 419)	(1 745)	(1 795)	(534)	(476)	(760)	(854)	(455)	(471)	(750)	(609)	(544)	(608)	(8 064)	(8 231)
Distribution expenses	(663)	(399)	(669)	(636)	(124)	(104)	(187)	(213)	(98)	(116)	(110)	(84)	(55)	(69)	(1 906)	(1 620)
Sales and marketing expenses	(897)	(834)	(653)	(635)	(147)	(131)	(337)	(386)	(208)	(206)	(337)	(256)	(103)	(92)	(2 683)	(2 540)
Administrative expenses	(239)	(268)	(264)	(239)	(44)	(39)	(131)	(151)	(51)	(50)	(122)	(97)	(177)	(145)	(1 027)	(990)
Other operating income/(expenses)	29	19	172	181	(7)	(4)	6	12	2	—	47	9	21	22	270	239
Normalized profit from operations (EBIT)	2 907	2 805	2 140	2 219	521	461	354	404	15	—	35	30	(180)	(105)	5 792	5 813

Non-recurring items (refer to Note 7)	25	(44)	(15)	—	—	(3)	5	(103)	2	—	—	(2)	6	48	23	(104)
Profit from operations (EBIT)	2 932	2 761	2 125	2 219	521	458	359	301	18	—	35	28	(174)	(58)	5 815	5 709

Net finance cost	(226)	(288)	(125)	8	3	(9)	(130)	(175)	(53)	(44)	(1)	5	(266)	(1 286)	(797)	(1 789)
Share of result of associates	329	261	—	—	—	—	(1)	1		—	—	—	—	—	328	262
Profit before tax	3 035	2 734	2 000	2 227	524	449	228	127	(35)	(44)	34	33	(440)	(1 344)	5 346	4 182

Income tax expense	(1 012)	(868)	(187)	(246)	(140)	(125)	(82)	11	(13)	12	(25)	(13)	709	433	(750)	(796)

Profit	2 022	1 866	1 813	1 981	384	325	146	137	(48)	(32)	9	20	269	(911)	4 596	3 386

Normalized EBITDA	3 313	3 233	2 500	2 556	605	545	523	588	114	99	188	151	(96)	(17)	7 146	7 155
Non-recurring items (including impairment)	25	(44)	(15)	—	—	(3)	5	(103)	2	—	—	(2)	6	48	23	(104)
Depreciation, amortization and impairment	(406)	(429)	(360)	(337)	(84)	(84)	(169)	(184)	(98)	(99)	(153)	(121)	(84)	(88)	(1 354)	(1 342)
Net finance cost	(226)	(288)	(125)	8	3	(9)	(130)	(175)	(53)	(44)	(1)	5	(266)	(1 286)	(797)	(1 789)
Share of results of associates	329	261	—	—	—	—	(1)	1	—	—	—	—	—	—	328	262
Income tax expense	(1 012)	(868)	(187)	(246)	(140)	(125)	(82)	11	(13)	12	(25)	(13)	709	433	(750)	(796)

Profit	2 022	1 866	1 813	1 981	384	325	146	137	(48)	(32)	9	20	269	(911)	4 596	3 386

Normalized EBITDA margin in %	41.7%	42.0%	47.2%	47.8%	43.9%	44.9%	29.7%	29.5%	13.8%	11.7%	14.4%	14.2%	—	—	37.2%	37.7%

Segment assets	71 211	71 233	18 018	17 133	3 774	3 969	5 707	5 676	2 141	2 179	4 752	4 577	3 575	4 475	109 178	109 242
Intersegment elimination															(3 324)	(3 978)
Non-segmented assets															6 009	7 163

Total assets															111 863	112 427

Segment liabilities	6 952	6 762	5 461	6 004	951	1 232	3 198	3 009	662	526	2 188	1 921	1 985	3 923	21 397	23 377
Intersegment elimination															(3 324)	(3 978)
Non-segmented liabilities															93 790	93 028

Total liabilities															111 863	112 427

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of the acquisitions and disposals on the Statement of financial position and cash flows of AB InBev for 30 June 2012 and 2011:

Million US dollar	2012 Acquisitions	2011 Acquisitions
Non-current assets
Property, plant and equipment	379	87
Intangible assets	486	101
Interest-bearing loans granted	311	—
Deferred tax assets	—	7
Trade and other receivables	1	—

Current assets
Inventories	32	9
Trade and other receivables	52	5
Cash and cash equivalents	28	46
Assets classified as held for sale	2	—

Non-current liabilities
Interest-bearing loans and borrowings	(229)	—
Trade and other payables	(10)	(33)
Employee benefits	(4)	—
Provisions	(21)	—
Deferred tax liabilities	(143)	(15)

Current liabilities
Income tax payable	—	(2)
Interest-bearing loans and borrowings	(45)	—
Trade and other payables	(60)	(28)

Net identifiable assets and liabilities	779	177

Goodwill on acquisitions	1 097	144
Decrease/(increase) on non-controlling interests	(355)	—
Consideration to be paid	(1)	(18)
Net cash paid on prior years acquisitions	8	4
Non-cash consideration	(154)	—

Consideration paid, settled in cash	1 374	307

Cash (acquired)	(28)	(46)

Net cash outflow	1 346	261

2012 ACQUISITIONS

ACQUISITION OF CERVECERIA NACIONAL DOMINICANA

On 11 May 2012, AB InBev announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of 1 025m US dollar and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for 237m US dollar at the closing date. As at 30 June 2012 Ambev owns a total indirect interest of 51% in CND.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the Statement of financial position as at 30 June is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of CND’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill. The transaction resulted in the provisional recognition of goodwill for an amount of 1 083m US dollar as at 30 June 2012. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and expected synergies. As at 30 June 2012, the company is in the process of assessing the goodwill deductibility for tax purposes. Acquisition related costs amount to 9m US dollar and are included in the income statement – see Note 7 Non-recurring items.

As of the completion date of the acquisition, CND contributed 85m US dollar to the revenue and 17m US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2012 it is estimated that AB InBev’s revenue and profit would have been higher by 145m US dollar and 24m US dollar, respectively.

As part of the shareholders agreement between Ambev and ELJ, a put and call agreement option is in place, which may result in Ambev acquiring additional Class B shares of CND. The put option granted to ELJ is exercisable as of the first year following the transaction and the call option is exercisable as of 1 January 2019. The valuation of these options is based on the EBITDA of the consolidated operations in Dominican Republic. As of 30 June 2012 the put option was valued at 1 023m US dollar and was recognized as a liability against equity in line with IFRS 3. No value was allocated to the call option.

OTHER ACQUISITIONS

In January, the company acquired Western Beverage LLC in Eugene, Oregon, United States, a major wholesaler in that territory. Furthermore, Ambev acquired all the shares issued by the company Lachaise Aromas e Participações Ltda., whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates. The acquired businesses had an immaterial impact on profit in the first six months of the year. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During the first six months of 2012, AB InBev paid 8m US dollar to former Anheuser-Busch shareholders (4m US dollar in the first six months of 2011). By 30 June 2012, 17m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2011 ACQUISITIONS

On 28 February 2011, the company closed a transaction with Dalian Daxue Group Co. Ltd and Kirin (China) Investment Co. Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co. Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province.

On 1 May 2011, the company acquired Fulton Street Brewery LLC, also known as Goose Island, a Midwest craft brewer in the United States. Goose Island brews ales, such as 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer.

On 31 May 2011, the company closed an agreement with Henan Weixue Beer Group Co. Ltd (China) to acquire its brands (Weixue and JiGongshan), assets and business, including its Xinyang brewery, Zhengzhou brewery and Gushi Brewery.

These acquired businesses had an immaterial impact on profit in the first six months of 2011.

DISPOSALS

No disposals occurred in the six-month period ending 30 June 2012 and 2011.

Upon completion of the sale of the Central European operations to CVC Capital Partners on 2 December 2009, the company received an unsecured deferred payment obligation with a six-year maturity. This deferred consideration with a notional amount of 300m euro had been reported for a fair value amount of 363m US dollar at year-end 2010. The expected collection of the unsecured deferred payment from the sale of the asset resulted in a fair value adjustment as at 30 June 2011 and led to the recognition of a non-recurring gain of 45m US dollar – see Note 7 Non-recurring items. The deferred consideration was classified as a short-term loan granted as at 30 June 2011. The loan was collected in July 2011.

7.	NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment reporting.

The non-recurring items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2012	2011
Restructuring (including impairment losses)	(7)	(156)
Business and asset disposal (including impairment losses)	39	55
Acquisition costs business combinations	(9)	(3)

Impact on profit from operations	23	(104)

Non-recurring net finance cost	(1)	(363)
Non-recurring taxes	(7)	122
Non-recurring non-controlling interest	5	1

Net impact on profit attributable to equity holders of AB InBev	20	(344)

The non-recurring restructuring charges for the six-month period ended 30 June 2012 total (7)m US dollar. These charges primarily relate to organizational alignments in North America and to the integration of Cervecería Nacional Dominicana S.A. in order to eliminate overlap or duplicated processes. These one-time expenses as a result of the series of decisions provide the company with a lower cost base besides a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality - see also Note 6 Acquisitions and disposals of subsidiaries.

39m US dollar business and asset disposal (including impairment losses) as per 30 June 2012 results mainly from the sale of non-core assets in the United States, with a net gain of 29m US dollar and 10m US dollar reversal of provisions for contractual exposures related to divestitures of previous years.

Acquisition costs of business combinations amount to (9)m US dollar per end of June 2012 and relate to the acquisition of Cervecería Nacional Dominicana S.A. on 11 May 2012 - see also Note 6 Acquisitions and disposals of subsidiaries.

The non-recurring restructuring charges (including impairment losses) for the six-months ended 30 June 2011 total (156)m US dollar. The charges primarily relate to organizational alignments and outsourcing activities in Western Europe, North America and Latin America South in order to eliminate overlap or duplicated processes and activities across functions and zones, next to the closure of the Manitowoc Malt Plant in the United States.

55m US dollar business and asset disposal (including impairment losses) as per 30 June 2011 represents the adjustment of accruals and provisions relating to divestitures of previous years. 45m US dollar represents the fair value adjustment of the deferred consideration, related to the disposal of the Central European operations to CVC Capital Partners in 2009, in view of its cash settlement in July 2011- see also Note 6 Acquisitions and disposals of subsidiaries. 10m US dollar covers a reversal of non-recurring impairment loss on current assets.

Acquisition costs of business combinations amount to (3)m US dollar per end of June 2011 and relate to the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) on 01 May 2011 - see also Note 6 Acquisitions and disposals of subsidiaries.

The company also incurred non-recurring finance costs of (1)m US dollar for the six-months ended 30 June 2012 versus (363)m US dollar for the six-months ended 30 June 2011 – see also Note 8 Finance cost and income.

All the above amounts are before income taxes. The non-recurring items as at 30 June 2012 increased income taxes by 7m US dollar (30 June 2011: 122m US dollar decrease of income taxes).

Non-controlling interest on the non-recurring items amounts to 5m US dollar for the six-month period ended 30 June 2012 (30 June 2011: 1m US dollar).

8.	FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2012	2011
Interest expense	(1 029)	(1 500)
Capitalization of borrowing costs	29	49
Accretion expense	(109)	(94)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(27)	—
Net losses on hedging instruments that are not part of a hedge accounting relationship	—	(23)
Tax on financial transactions	(42)	(15)
Other financial costs, including bank fees	(46)	(55)

	(1 224)	(1 638)
Non-recurring finance costs	(1)	(363)

	(1 225)	(2 001)

Finance costs, excluding non-recurring items, decreased by 414m US dollar from prior year mainly driven by lower interest charges, as well as negative results in 2011 on hedge instruments not part of a hedge accounting relationship entered into to hedge risks associated with different share based payment programs. This decrease was partially offset by higher net foreign exchange losses and higher tax on financial transactions.

Interest expense decreased by 471m US dollar compared to 2011. The decrease is due to lower debt positions and lower coupon resulting from the debt refinancing and repayments which occurred in 2011.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

In 2011 AB InBev incurred 168m US dollar non-recurring finance costs as a result of the repayments and refinancing of the senior facilities, generating negative mark-to-market adjustments resulting in hedging losses of 156m US dollar on interest rate swaps that became ineffective and incremental accretion expense of 12m US dollar. Additionally, AB InBev incurred finance costs of 195m US dollar as a result of the early redemption of a 1.25 billion US dollar note maturing in January 2014 and bearing interest at a rate of 7.20%. These amounts have been recorded as non-recurring finance costs.

In light of the announced acquisition of the remaining stake in Grupo Modelo, AB InBev recognized a non-recurring expense of 1m US dollar in 2012 related to commitment fees for the 2012 Facilities agreement. Such commitment fees accrue and are payable periodically on the aggregate undrawn but available funds under these facilities. See also note 16 Interest-bearing loans and borrowings.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 28 Risks arising from financial instruments of the 31 December 2011 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2012	2011
Interest income	117	175
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	—	5
Net gains on hedging instruments that are not part of a hedge accounting relationship	278	—
Net gains from hedge ineffectiveness	19	28
Other financial income	14	4

	428	212

In 2012, AB InBev incurred 278m US dollar of net gains on hedging instruments that are not part of a hedge accounting relationship arising mainly from positive results on derivative contracts entered into to hedge risks associated with different share based payment programs. These results were partially offset by costs of currency hedges.

No interest income was recognized on impaired financial assets.

9.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2012	2011
Current year	(1 307)	(1 047)
Deferred tax (expense)/income	557	251

Total income tax expense in the income statement	(750)	(796)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2012	2011
Profit before tax	5 346	4 182
Deduct share of result of associates	328	262

Profit before tax and before share of result of associates	5 018	3 920

Adjustments on taxable basis
Expenses not deductible for tax purposes	75	189
Taxable intercompany dividends	86	72
Non-taxable financial and other income	(368)	(386)

	4 811	3 795

Aggregated weighted nominal tax rate	32.7%	35.0%

Tax at aggregated weighted nominal tax rate	(1 574)	(1 328)

Adjustments on tax expense
Utilization of tax losses not previously recognized	1	27
Recognition of deferred tax assets on previous years’ tax losses	1	64
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(130)	(46)
(Underprovided)/overprovided in prior years	129	40
Tax savings from tax credits and special tax status	727	535
Change in tax rate	(4)	—
Withholding taxes	(60)	(75)
Other tax adjustments	160	(13)

	(750)	(796)

Effective tax rate	14.9%	20.3%

The total income tax expense for the six-month period ended 30 June 2012 amounts to 750m US dollar compared to 796m US dollar for the same period 2011. The effective tax rate decreased from 20.3% for the six-month period ended 30 June 2011 to 14.9% for the six-month period ended 30 June 2012. The decrease in effective tax rate mainly results from a shift in profit mix to countries with lower marginal tax rates, incremental tax benefits, the non-taxable nature of gains from certain derivatives related to the hedging of share-based payment programs, as well as the favorable outcomes of tax claims amounting to 136m US dollar.

The normalized effective tax rate for the six-month period ended 30 June 2012 is 14.9% (versus 20.9% for the six-month period ended 30 June 2011). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective rate may not be comparable to other companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2012					31 December 2011
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	7 849	18 781	3 239	1 488	31 357	30 296
Effect of movements in foreign exchange	(164)	(509)	(106)	(60)	(839)	(1 263)
Acquisitions	5	212	49	862	1 128	3 216
Acquisitions through business combinations	203	154	19	3	379	123
Disposals	(50)	(153)	(60)	—	(263)	(857)
Transfer (to)/from other asset categories and other movements	131	621	78	(861)	(31)	(158)

Balance at end of the period	7 974	19 106	3 219	1 432	31 731	31 357

Depreciation and impairment losses
Balance at end of previous year	(2 433)	(10 463)	(2 435)	(4)	(15 335)	(14 403)
Effect of movements in foreign exchange	71	315	82	—	468	714
Disposals	13	134	57	—	204	778
Depreciation	(159)	(871)	(163)	—	(1 193)	(2 401)
Impairment losses	(1)	(24)	—	—	(25)	(91)
Transfer to/(from) other asset categories and other movements	—	3	3	2	8	68

Balance at end of the period	(2 509)	(10 906)	(2 456)	(2)	(15 873)	(15 335)

Carrying amount
at 31 December 2011	5 416	8 318	804	1 484	16 022	16 022
at 30 June 2012	5 465	8 200	763	1 430	15 858	—

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 114m US dollar.

In the first six months of 2012, there were no significant changes in contractual commitments to purchase property, plant and equipment compared to 31 December 2011.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2012 of leased land and buildings was 171m US dollar (31 December 2011: 156m US dollar) and of leased plant and equipment 15m US dollar (31 December 2011: 17m US dollar).

11.	GOODWILL

Million US dollar	30 June 2012	31 December 2011
Acquisition cost
Balance at end of previous year	51 309	52 505
Effect of movements in foreign exchange	(803)	(1 336)
Purchases of non-controlling interest	—	(18)
Acquisitions through business combinations	1 097	158

Balance at end of the period	51 603	51 309

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of the period	(7)	(7)

Carrying amount
at 31 December 2011	51 302	51 302
at 30 June 2012	51 596	—

Goodwill increased from 51 302m US dollar per end of December 2011 to 51 596m US dollar per end of June 2012.

The effect of movements in foreign currency exchange rates during the six-month period ended 30 June 2012 amounts to (803)m US dollar.

The business combinations that took place in the first six months of 2012 are the acquisition of Western Beverage LLC in the United States and the acquisition of Lachaise Aromas e Participações Ltda by Ambev in Brazil in January 2012, and the acquisition of Cervecería Nacional Dominicana S.A in Dominican Republic in May 2012. These business combinations resulted in provisional goodwill recognition per end of June of 1 097m US dollar - see also Note 6 Acquisitions and disposals of subsidiaries.

2011 movements represent a (1 336)m US dollar effect of movements in foreign currency exchange rates, a subsequent fair value adjustment of (18)m US dollar related to a contingent consideration from the purchase of non-controlling interest in prior years and goodwill recognition of 158m US dollar for acquisitions through business combinations that took place in 2011. The business combinations that resulted in the recognition of goodwill in 2011 are the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd in China on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd in China on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) in the United States on 01 May 2011.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

12.	INTANGIBLE ASSETS

	30 June 2012					31 December 2011
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	21 700	2 188	884	301	25 073	24 453
Effect of movements in foreign exchange	42	(92)	(29)	(5)	(84)	(106)
Acquisitions through business combinations	425	56	4	1	486	242
Acquisitions and expenditures	14	16	26	22	78	457
Disposals	—	(4)	—	—	(4)	(78)
Transfer (to)/from other asset categories	10	(11)	14	7	20	105

Balance at end of the period	22 191	2 153	899	326	25 569	25 073

Amortization and impairment losses
Balance at end of previous year	—	(544)	(670)	(41)	(1 255)	(1 094)
Effect of movements in foreign exchange	—	15	22	1	38	50
Amortization	—	(84)	(54)	(3)	(141)	(289)
Disposals	—	3	—	—	3	77
Transfer to other asset categories	—	—	—	—	—	1

Balance at end of the period	—	(610)	(702)	(43)	(1 355)	(1 255)

Carrying value
at 31 December 2011	21 700	1 644	214	260	23 818	23 818
at 30 June 2012	22 191	1 543	197	283	24 214	—

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	INVESTMENT IN ASSOCIATES

Million US dollar	30 June 2012	31 December 2011
Balance at end of previous year	6 696	7 295
Effect of movements in foreign exchange	290	(820)
Share of results of associates	328	623
Dividends	(717)	(403)
Other movements	—	1

Balance at end of the period	6 597	6 696

AB InBev holds a 35.31% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, an approximate 50.35% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo.

14.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2012	31 December 2011
Short-term bank deposits	1 407	3 184
Cash and bank accounts	2 266	2 136

Cash and cash equivalents	3 673	5 320

Bank overdrafts	—	(8)

	3 673	5 312

As of 30 June 2012, cash and cash equivalents include restricted cash of 17m US dollar that reflects the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisition).

INVESTMENTS IN SHORT-TERM DEBT SECURITIES

As of 30 June 2012, current debt securities of 120m US dollar mainly represented investments in Brazilian real denominated government debt securities in which the company had invested in order to facilitate liquidity and capital preservation. As of 31 December 2011, current debt securities available for sale of 103m US dollar were mainly comprised of investments in short-term deposits.

15.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2012:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	1 606	1 734
Changes during the period	—	—

	1 606	1 734

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	8.1	(394)	(743)
Changes during the period	(1.7)	77	(21)

	6.4	(317)	(764)

As at 30 June 2012, the total issued capital of 1 734m US dollar is represented by 1 606 314 531 shares without face value, of which 395 937 164 registered shares, 71 465 bearer shares and 1 210 305 902 dematerialized shares. For a total amount of capital of 3m US dollar (2m euro), there are still 2 832 101 of subscription rights outstanding corresponding with a maximum of 2 832 101 shares to be issued. The total of authorized, un-issued capital amounts to 47m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IAS 27, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2012, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 29m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 25 April 2012, a dividend of 1.20 euro per share or approximately 1 920m euro was approved at the shareholders meeting. This dividend was paid out on 3 May 2012.

On 26 April 2011, a dividend of 0.80 euro per share or approximately 1 276m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2011.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2012 is based on the profit attributable to equity holders of AB InBev of 3 648m US dollar (30 June 2011: 2 414m US dollar) and a weighted average number of ordinary shares outstanding per end of the period, calculated as follows:

Million shares	2012	2011
Issued ordinary shares at 1 January, net of treasury shares	1 598	1 593
Effect of shares issued/share buyback programs	1	1

Weighted average number of ordinary shares at 30 June	1 599	1 594

The calculation of diluted earnings per share for the six-month period ended 30 June 2012 is based on the profit attributable to equity holders of AB InBev of 3 648m US dollar (30 June 2011: 2 414m US dollar) and a weighted average number of ordinary shares (diluted) outstanding per end of the period, calculated as follows:

Million shares	2012	2011
Weighted average number of ordinary shares at 30 June	1 599	1 594
Effect of share options, warrants and restricted stock units	25	19

Weighted average number of ordinary shares (diluted) at 30 June	1 624	1 613

The calculation of earnings per share before non-recurring items is based on the profit after tax and before non-recurring items, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2012	2011
Profit before non-recurring items, attributable to equity holders of AB InBev	3 628	2 758
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer to Note 7)	21	(51)
Non-recurring net finance cost, after taxes, attributable to equity holders of AB InBev (refer to Note 7)	(1)	(293)

Profit attributable to equity holders of AB InBev	3 648	2 414

The table below sets out the EPS calculation:

Million US dollar	2012	2011
Profit attributable to equity holders of AB InBev	3 648	2 414
Weighted average number of ordinary shares	1 599	1 594
Basic EPS	2.28	1.51

Profit before non-recurring items, attributable to equity holders of AB InBev	3 628	2 758
Weighted average number of ordinary shares	1 599	1 594
EPS before non-recurring items	2.27	1.73

Profit attributable to equity holders of AB InBev	3 648	2 414
Weighted average number of ordinary shares (diluted)	1 624	1 613
Diluted EPS	2.25	1.50

Profit before non-recurring items, attributable to equity holders of AB InBev	3 628	2 758
Weighted average number of ordinary shares (diluted)	1 624	1 613
Diluted EPS before non-recurring items	2.23	1.71

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 4.3m share options and restricted stock units were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2012.

16.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 18 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2012	31 December 2011
Secured bank loans	65	95
Unsecured bank loans	4 616	4 022
Unsecured bond issues	27 389	30 278
Secured other loans	—	6
Unsecured other loans	74	77
Finance lease liabilities	129	120

	32 273	34 598

CURRENT LIABILITIES Million US dollar	30 June 2012	31 December 2011
Secured bank loans	50	60
Commercial papers	2 255	2 287
Unsecured bank loans	325	580
Unsecured bond issues	4 916	2 624
Secured other loans	6	—
Unsecured other loans	15	3
Finance lease liabilities	3	5

	7 570	5 559

The current and non-current interest-bearing loans and borrowings amount to 39.8 billion US dollar as of 30 June 2012, compared to 40.2 billion US dollar as of 31 December 2011.

In connection with the announcement on 29 June 2012 that AB InBev and Grupo Modelo entered into an agreement under which AB InBev will acquire the remaining stake in Grupo Modelo that it does not already own, AB InBev entered into a 14.0 billion US dollar long-term bank financing, dated as of 20 June 2012. The new financing consists of a 14.0 billion US dollar facilities agreement (“2012 Facilities Agreement”) comprising of “Facility A”, a term facility with a maximum maturity of two years from the funding date for up to 6.0 billion US dollar principal amount and “Facility B” a three-year term facility for up to 8.0 billion US dollar principal amount bearing interest at a floating rate equal to LIBOR, plus margins. The margins on each facility will be determined based on ratings assigned by rating agencies to AB InBev long-term debt. For Facility A, the margin ranges between 0.85% per annum and 2.15% per annum. For Facility B, the margin ranges between 1.10% per annum and 2.40% per annum. At AB InBev’s rating as of 30 June 2012, the initial margins would have been 1.00 % and 1.25% respectively. All proceeds from the drawdown under the 2012 Facilities Agreement must be applied, directly or indirectly, towards the acquisition of Grupo Modelo, refinancing of existing indebtedness of Grupo Modelo or any costs in connection therewith. As of 30 June 2012, both facilities remain undrawn. Each facility is available to be drawn until 20 June 2013, subject to an extension up to 20 December 2013 at AB InBev’s option. In the event that AB InBev chooses to extend the availability period, the tenor of Facility B will be reduced by the length of the period by which the availability period has been extended. Customary commitment fees are payable on any undrawn but available funds under the 2012 Facilities Agreement. These fees are recorded as non-recurring finance cost.

During the second quarter of 2012, AB InBev early redeemed 185m US dollar aggregate principal amount of Anheuser-Busch fixed rate notes with several maturities ranging from 2032 to 2047.

As of 30 June 2012, the outstanding balance drawn under the amended 8.0 billion US dollar multi-currency revolving credit facility amounts to 830m US dollar.

Commercial papers amount to 2.3 billion US dollar as of 30 June 2012 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2012 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	115	50	18	16	21	10
Commercial papers	2 255	2 255	—	—	—	—
Unsecured bank loans	4 941	325	335	150	4 122	9
Unsecured bond issues	32 305	4 916	2 601	5 403	4 185	15 200
Secured other loans	6	6	—	—	—	—
Unsecured other loans	89	15	12	9	8	45
Finance lease liabilities	132	3	1	2	5	121

	39 843	7 570	2 967	5 580	8 341	15 385

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2011 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	155	60	30	26	33	6
Commercial papers	2 287	2 287	—	—	—	—
Unsecured bank loans	4 602	580	328	188	3 505	1
Unsecured bond issues	32 902	2 624	2 751	5 206	4 553	17 768
Secured other loans	6	—	6	—	—	—
Unsecured other loans	80	3	13	13	12	39
Finance lease liabilities	125	5	1	2	4	113

	40 157	5 559	3 129	5 435	8 107	17 927

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 35.7 billion US dollar as of 30 June 2012, from 34.7 billion US dollar as of 31 December 2011. Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders to AB InBev and Ambev (3 079m US dollar), the payment of interests and taxes (1 849m US dollar), the payment associated with the strategic alliance with Cervecería Nacional Dominicana S.A. (1 262m US dollar) and the impact of changes in foreign exchange rates (232m US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2012	31 December 2011
Non-current interest-bearing loans and borrowings	32 273	34 598
Current interest-bearing loans and borrowings	7 570	5 559

	39 843	40 157

Bank overdrafts	—	8
Cash and cash equivalents	(3 673)	(5 320)
Interest bearing loans granted (included within Trade and other receivables)	(333)	(30)
Debt securities (included within Investment securities)	(143)	(127)

Net debt	35 694	34 688

17.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 98m US dollar for the six-month period ended 30 June 2012 (including the variable compensation expense settled in shares), as compared to 97m US dollar for the six-month period ended 30 June 2011.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

During 2012, AB InBev issued 0.6m of matching restricted stock units, according to the Share-based compensation plan as amended as of 2010, in relation to the 2011 bonus. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 45m US dollar, and cliff vest after five years. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

Further, AB InBev granted 0.2m warrants to members of the board of directors during 2012. These warrants vest in equal installments over a three-year period (one third on 1 January 2014, one third on 1 January 2015 and one third on 1 January 2016) and represent a fair value of approximately 3m US dollar.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan as modified as of 2010, Ambev issued, in 2012, 0.6m restricted stock units with an estimated fair value of 25m US dollar.

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1m options in 2012 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

18.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreement, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 28 Risks arising from financial instruments of the 31 December 2011 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2012 by maturity bucket. The amounts included in this table are the notional amounts.

[1]	Amounts have been converted to US dollar at the average rate of the period.

	30 June 2012					31 December 2011
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	5 529	40	—	—	—	5 614	1 422	—	—	—
Foreign currency futures	2 301	—	—	—	—	1 118	180	5	—	—
Other foreign currency derivatives	160	—	—	—	—	—	—	—	—	—

Interest rate
Interest rate swaps	2 811	15 700	4 550	3 050	148	70 578	6 583	11 050	350	160
Cross currency interest rate swaps	2 587	1 032	946	1 142	360	887	955	639	973	1 532
Interest rate futures	101	—	49	—	—	145	—	4	43	3
Other interest rate derivatives	1 500	—	—	—	—	—	—	—	—	—

Commodities
Aluminum swaps	1 327	357	—	—	—	1 372	553	—	—	—
Other commodity derivatives	762	90	—	—	—	756	87	—	—	—

Equity
Equity derivatives	378	1 009	—	—	—	399	710	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 senior facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 senior facilities and in 2010, the 2008 senior facilities were fully refinanced and partially replaced by the 2010 senior facilities as described in Note 23 Interest-bearing loans and borrowings of the 31 December 2011 consolidated financial statements. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 31 December 2011, there were no remaining open positions covering the interest exposure on the outstanding balance drawn under the 2010 senior facilities. During the six-month period ended 30 June 2012 interest rate swaps for a notional equivalent of approximately 69.1 billion US dollar came to maturity.

Furthermore, during the six-month period ended 30 June 2012, the company entered into interest rate swaps for a total notional amount of 5.2 billion US dollar and into Treasury lock interest rate derivatives for a total notional amount of 1.5 billion US dollar in order to pre-hedge future bond issuances.

EQUITY PRICE RISK

During 2010, 2011 and 2012, AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. These derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2012, an exposure for an equivalent of 21m of AB InBev shares was hedged, resulting in a total gain of 390m US dollar recognized in the profit or loss account for the period.

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2012
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(115)	(126)	(54)	(21)	(17)	(23)	(11)
Commercial papers	(2 255)	(2 259)	(2 259)	—	—	—	—
Unsecured bank loans	(4 941)	(5 355)	(438)	(445)	(242)	(4 220)	(10)
Unsecured bond issues	(32 305)	(49 705)	(6 543)	(4 267)	(6 910)	(6 620)	(25 365)
Secured other loans	(6)	(6)	(6)	—	—	—	—
Unsecured other loans	(89)	(133)	(18)	(17)	(13)	(12)	(73)
Finance lease liabilities	(132)	(269)	(15)	(12)	(12)	(25)	(205)
Trade and other payables	(12 634)	(12 753)	(10 718)	(136)	(148)	(230)	(1 521)

	(52 477)	(70 606)	(20 051)	(4 898)	(7 342)	(11 130)	(27 185)

Derivative financial assets/(liabilities)
Interest rate derivatives	(419)	(450)	(144)	(174)	(58)	(84)	10
Foreign exchange derivatives	(149)	(167)	(167)	—	—	—	—
Cross currency interest rate swaps	241	288	24	94	62	108	—
Commodity derivatives	(338)	(339)	(305)	(34)	—	—	—
Equity derivatives	236	238	98	140	—	—	—

	(429)	(430)	(494)	26	4	24	10

Of which: directly related to cash flow hedges	(527)	(573)	(335)	(90)	(64)	(84)	—

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	31 December 2011
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(155)	(169)	(65)	(33)	(29)	(36)	(6)
Commercial papers	(2 287)	(2 291)	(2 291)	—	—	—	—
Unsecured bank loans	(4 602)	(5 073)	(715)	(418)	(266)	(3 672)	(2)
Unsecured bond issues	(32 902)	(51 881)	(4 464)	(4 515)	(6 857)	(7 321)	(28 724)
Secured other loans	(6)	(6)	(1)	(5)	—	—	—
Unsecured other loans	(80)	(125)	(5)	(17)	(16)	(16)	(71)
Finance lease liabilities	(125)	(259)	(17)	(11)	(11)	(24)	(196)
Bank overdraft	(8)	(8)	(8)	—	—	—	—
Trade and other payables	(12 925)	(13 080)	(11 910)	(131)	(162)	(261)	(616)

	(53 090)	(72 892)	(19 476)	(5 130)	(7 341)	(11 330)	(29 615)

Derivative financial assets/(liabilities)
Interest rate derivatives	(710)	(712)	(541)	(145)	(34)	—	8
Foreign exchange derivatives	3	(7)	(7)	—	—	—	—
Cross currency interest rate swaps	189	221	(27)	(33)	162	60	59
Commodity derivatives	(324)	(324)	(250)	(74)	—	—	—
Equity derivatives	178	180	49	131	—	—	—

	(664)	(642)	(776)	(121)	128	60	67

Of which: directly related to cash flow hedges	(243)	(253)	(173)	(80)	—	—	—

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011
Foreign currency
Forward exchange contracts	175	210	(277)	(208)	(102)	2
Foreign currency futures	73	32	(125)	(31)	(52)	1
Other foreign currency derivatives	5	—	—	—	5	—

Interest rate
Interest rate swaps	143	335	(548)	(1 045)	(405)	(710)
Cross currency interest rate swaps	503	407	(262)	(218)	241	189
Other interest rate derivatives	—	—	(14)	—	(14)	—

Commodities
Aluminum swaps	46	57	(373)	(341)	(327)	(284)
Sugar futures	6	11	(20)	(18)	(14)	(7)
Wheat futures	25	28	(12)	(38)	13	(10)
Other commodity derivatives	25	14	(35)	(37)	(10)	(23)

Equity
Equity derivatives	236	178	—	—	236	178

	1 237	1 272	1 666	(1 936)	(429)	(664)

During the six-month period ended 30 June 2012, the net mark-to-market balance for interest rate swaps decreased by 305m US dollar, mainly driven by payment of interests on hedging instruments not part of a hedge relationship.

As of 30 June 2012, the net mark-to-market liability of 548m US dollar for interest rate swaps mostly includes the un-paid portion of the hedges that were unwound as a result of the repayment and the refinancing of the 2008 and 2010 senior facilities and that have been recorded as non-recurring costs in the income statement in 2009, 2010 and 2011 (see Note 23 Interest-bearing loans and borrowings of the 31 December 2011 consolidated financial statements), as well as the mark-to-market of 5.2 billion US dollar designated to pre-hedging future bond issuances.

19.	CONTINGENCIES[2]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

TAX MATTERS

As of 30 June 2012, AB InBev’s material tax proceedings mainly related to Ambev and its subsidiaries with a total estimated possible risk of loss of 9.9 billion Brazilian real (4.9 billion US dollar). As of 31 December 2011, the total estimated possible risk of loss amounted to 9.5 billion Brazilian real (5.1 billion US dollar).

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date
[2]	Amounts have been converted to US dollar at the closing rate of the related period.

Approximately 7.1 billion Brazilian real (3.5 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 2.4 billion Brazilian real (1.2 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2011, the amounts related to income tax and social contributions and to value added and excise taxes were 7.0 billion Brazilian real (3.7 billion US dollar) and 2.2 billion Brazilian real (1.2 billion US dollar), respectively.

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After these decisions, Ambev estimates the total exposures of possible losses in relation to these assessments to be approximately 2.6 billion Brazilian real (1.3 billion US dollar) as of 30 June 2012. Ambev has not recorded any provision in connection therewith.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. merger with Ambev. Ambev filed an appeal in June 2012 and awaits the administrative level decision (‘Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda - CARF’). Ambev, based on the opinion of legal counsel, estimates the amount of possible losses in relation to this assessment to be approximately 3.6 billion Brazilian real (1.8 billion US dollar) as of 30 June 2012. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev estimates the total exposures of possible losses in relation to these assessments to be approximately of 534m Brazilian real (264m US dollar), as of 30 June 2012.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 314m Brazilian real (155m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (175m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which was 414m Brazilian Real (205m US dollar) as of 30 June 2012, reflecting accrued interests) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as it does not know whether it will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that had been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by Anheuser-Busch Companies, Inc. subsidiaries that had been or may be divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it has defenses to these claims, and filed a Motion to Dismiss. On April 25, 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. Merits briefing has been completed, and we are awaiting a decision by the Court.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. This complaint has not yet been served.

20.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2012, compared to 2011.

21.	EVENTS AFTER THE BALANCE SHEET DATE

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., a subsidiary of AB InBev, issued 7.5 billion US dollar aggregate principal amount of bonds, consisting of 1.5 billion US dollar aggregate principal amount of fixed rate notes due 2015, 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

5.	Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

Calculated by applying the statutory tax rate of each country on the taxable basis of each entity and by dividing the resulting tax charge by that taxable basis.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary shares.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items.

NORMALIZED PROFIT

Profit adjusted for non-recurring items.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.